

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

January 4, 2010

By U.S. Mail and Facsimile (713) 559-1304

Mr. Joseph Rozelle
Chief Executive Officer
Action Acquisition Corp., et al
11200 Westheimer Road, Suite 508
Houston, TX 77042

Re: **Form 10-K/A for Fiscal Year Ended June 30, 2009 filed on November 24, 2009 by each of the following companies:**
Action Acquisition Corporation, File No. 0-52341
Bering Growth Corporation, File No. 0-52348
China Growth Corporation, File No. 0-52339
Compass Acquisition Corporation, File No. 0-52347
Global Growth Corporation, File No. 0-52342
Juniper Growth Corporation, File No. 0-52344
Lunar Growth Corporation, File No. 0-52340
Pan Asian Corporation, File No. 0-52343
Seven Seas Acquisition Corporation, File No. 0-52345
Summit Growth Corporation. File No. 0-52346
Response Letter November 24, 2009

Dear Mr. Rozelle:

We have reviewed your filings and response letter and have the following comments. Please address the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K/A for Fiscal Year Ended June 30, 2009</u>

<u>Management's Report on Internal Control Over Financial Reporting, page 1</u>

1. We note that management followed the approach set forth in the interpretative guidance (Release No. 34-55929) issued by the SEC. Please note that the interpretative guidance does not represent a framework. Confirm to us that management used a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment. An example of such as a framework is COSO. Furthermore, confirm to us that management will disclose that framework in future filings. Refer to Section II.B.3.a. of SEC Release 33-8238 for additional guidance, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Please respond to this comment through correspondence via EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding these comments and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services